Via EDGAR and FedEx
December 12, 2005
Mr. Jim Rosenberg
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 6010
Re:   BioScrip, Inc. (f/k/a MIM Corporation)
         Form 10-K for Fiscal Year Ended December 31, 2004
         Filed March 4, 2005
         File No. 000-28740
         Second Response — to questions provided via voicemail November 18, 2005
Dear Mr. Rosenberg:
     On behalf of BioScrip, Inc. (the “Company”), we are responding to the Staff’s follow up comments contained in the Staff’s voicemail message left with Gregory H. Keane, the Company’s Chief Financial Officer, on November 18, 2005, by Oscar M. Young, Jr., SEC Senior Accountant. These follow up comments relate to the Company’s response to the SEC’s original comment letter dated September 16, 2005 and, specifically, to Question 1 regarding Allowance for Contractual Discounts. Set forth below is a general background note from the Company, and then the Staff’s comments as transcribed by the Company from the SEC’s voicemail, as well as the Company’s responses to the comments. This letter is being submitted via EDGAR electronic submission. We are also providing you with a courtesy copy via FedEx for Tuesday, December 13th delivery.
General Background Note
As part of our follow up response to the four additional questions asked by the SEC regarding its original question on Allowance for Contractual Discounts, we believe a general background note would be helpful to explain what portion of the Company’s business is impacted by contractual allowances and how the related billing and accounting is handled. We believe this background will help lay the framework for our responses specifically noted below.
Overall, the Company’s revenue is split between its Specialty Services segment — $251 million or 40% of the Company’s revenue in 2004, and its PBM Services segment — $379 million or 60% of the Company’s revenue in 2004. The allowance for contractual discounts applies almost entirely to the Company’s Specialty Services segment, where the Company bills third party payers and patients who then pay the Company for its specialty prescription drugs.

Within the Specialty Services segment, we dispense prescription drugs from multiple pharmacy locations utilizing different pharmacy systems to perform our billing functions. We provide distribution services in varying disease states within these locations and concentrate in certain disease states based on the location’s expertise.
In the Specialty Services segment, over 90% ($225 million each year) of the Company’s billing is performed on-line, where the Company bills the third-party payor electronically; the prescription claim is immediately settled or “adjudicated” back to us electronically at a precise dollar amount; the revenue is then recognized by us at that amount; and subsequently the payor pays the precise amount. For the less than 10% (less than $25 million each year) of the Company’s Specialty Services billing that is not adjudicated electronically, the Company bills on paper at either a known contracted rate-at which time we recognize the revenue at the billed and contracted rate; or the Company bills at a usual and customary rate (similar to a list price) if there is no contracted rate-at which time the Company recognizes revenue at the billed rate (usual and customary), less an estimated reserve (i.e., contractual allowance) to reflect the Company's best estimate of the expected reimbursement for its services.
In these less-than-10% instances that give rise to contractual allowance, the Company expects less-than-full reimbursement on the usual and customary paper billed amount because it does not have a contracted rate with the third party payor and because many un-contracted payors take a discount consistent with their own reimbursement rates and policies, regardless of what they are billed. This is standard industry practice. Overall, given the Company’s mix of business as described above, the dollar amount of revenue to be estimated that is subject to a contractual allowance is a relatively small portion of the Company’s net revenue, and the resulting allowance for contractual discounts is also small relative to the Company’s receivable balances.
Comments and Responses
Question 1. Clarify how you assess the appropriateness of the allowance for contractual discounts without tracking changes to estimates recorded in prior years.
At the end of every month, we review the actual write off activity that was posted to the allowance accounts as a normal course of posting cash receipts to outstanding receivables. In addition, we provide an estimated amount for contractual allowances on the income statement based on the revenue booked for that month. Also, each month we look at the historical record of activity in the allowance account-actual monthly write offs charged against the account and the actual monthly income statement charges that build the account. With average receivable days sales outstanding of 45 days, our historical write off rate provides us with an important data point in assessing the appropriateness of the allowance balances. That is, our allowances generally should approximate one and a half months (45 days) of actual write off history.
We then analyze the outstanding receivables in total and for each major payor that gives rise to a contractual allowance against the contractual allowance reserve balances on the balance sheet to determine if the allowance remains adequate. Adjustments are made monthly, as judged appropriate, based on this analysis. By performing a monthly, discrete analysis of the appropriateness of the allowance for contractual discounts at a location and payor level, we do not believe that tracking changes to estimates recorded in prior years is necessary. Also, as a general materiality point, as discussed in our general background note above, the amount of revenue subject to an estimated contractual discount is less than 10% of our Specialty Services segment revenue (which represents only 40% of our total Company revenue).
Further, the limited number of payors that we bill at usual and customary rates generally do not change their billing and payment practices, at least not frequently, thus minimizing the likelihood of sudden material changes to prior period estimates. Also, our monthly reviews of writeoffs and charges would identify any major reductions in reimbursement that would require an increase in the reserves.
Question 2. Tell us the specific procedures used to establish and assess the allowance.
See our response to Question 1 above and our general background note above.
Question 3. Justify how you can believe that there have been no subsequent material changes to prior period estimates when you do not specifically track these changes.
As a general materiality point, as discussed in our general background note above and our response to Question 1 above, the amount of revenue subject to an estimated contractual discount is less than 10% of our Specialty Services revenue. Further, to reiterate comments made above, the limited number of payors that we bill at usual and customary rates generally do not change their billing and payment practices, at least not frequently, thus minimizing the likelihood of sudden material changes to prior period estimates. In addition, our monthly reviews of writeoffs and charges would identify any major reductions in reimbursement that would require an increase in the reserves. Also, our receivables days sales outstanding have been at approximately 45 days, indicating a high rate of receivables turnover.
In addition, we believe that because we look at the individual locations and payors, the allowance for contractual discount reserves against the outstanding receivable balance, and the aging of the receivables at every month-end and quarter-end accounting close, and perform consistent analyses of these reserves, that the reserves remain appropriate without tracking the adjustments against prior year estimates.
Question 4. Explain how you recognize revenue when you bill at “usual and customary” rates when they are less than contractual rates and why that recognition is appropriate.
To clarify our initial response to the SEC’s original Question 1 (please see the second-to-last sentence in our original response), the Company typically bills third party payors at either a known contractual rate or a Company-established “usual and customary” rate. The contractual rate that we negotiate with third party payors for a given drug is always lower than our usual and customary rate. This is because our usual and customary rate functions as a standard (higher) list price from which customers may negotiate to a lower contracted rate. Given this clarification that usual and customary rates are always higher than contractual rates, we believe that there may have been a misunderstanding or miscommunication of our billing practices that would no longer require this question.
If you have any questions or comments, please do not hesitate to contact me at (952) 979-3852.
Sincerely,
/s/  Gregory H. Keane
Gregory H. Keane
BioScrip, Inc.
Chief Financial Officer